+--------+
| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                               WASHINGTON, D.C. 20549
[_] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

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1.  Name and Address of Reporting Person*

        Mack                       William                           L.
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        (Last)                      (First)                        (Middle)


c/o Mack-Cali Realty Corporation
11 Commerce Drive
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                                   (Street)

Cranford, New Jersey 07016
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        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol Mack-Cali Realty Corporation (CLI)
                                             -----------------------------------

3.  IRS or Identification Number of Reporting Person if an entity
    (Voluntary)
                --------------

4.  Statement for Month/Year      9/98
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------


6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)


    [X] Director    [ ] Officer             [ ] 10% Owner    [ ] Other
                        (give title below)                       (specify below)

    ----------------------------------------------------------------

7.  Individual or Joint/Group Filing (Check Applicable Line)

      X  Form filed by One Reporting Person
    ----
    ____ Form filed by More than One Reporting Person

TABLE I--NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

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1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code       V   Amount        (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Instr. 4)
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

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

* If this form is filed by more than one reporting person, see Instruction 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially
owned directly or indirectly.                                             (Over)
     (Print or Type Responses)

  TABLE II--DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

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 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security
                                                                           ---------------------------------------------------------
                                                                           Code      V                 (A)         (D)
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
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Units of Limited Partnership                           9/4/98              J(1)(2)                     (1)
Interest (1)(2)
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Units of Limited Partnerhsip
Interest (1)
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Units of Limited Partnership
Interest (1)
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Units of Limited Partnership                           9/10/98             J(1)                        5,095
Interest (1)
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Units of Limited Partnership                           9/10/98             J(1)                        5,095
Interest (1)
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Series B Preferred Units                               9/10/98             (J)(4)                      (4)
of Limited Partnership Interest (4)
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Series B Preferred Units of Limited Partnership
Interest (4)
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Series B Preferred Units
of Limited Partnership Interest(4)
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Series B Preferred Units                               9/10/98             J                           25
of Limited Partnership Interest(4)
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Series B Preferred Units                               9/10/98             J                           25
of Limited Partnership Interest(4)
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
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                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
                                 cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                                 Date                                           ative       Secur-           of De-        direct
                                 (Month/Day/                                    Secur-      ities            rivative      Bene-
                                 Year)                                          ity         Bene-            Secu-         ficial
                                                                                (Instr.     ficially         rity:         Owner-
                                 -----------------------------------------      5)          Owned            Direct        ship
                                 Date     Expira-              Amount or                    at End           (D) or        (Instr.
                                 Exer-    tion         Title   Number of                    of               Indi-         4)
                                 cisable  Date                 Shares                       Month            rect (1)
                                                                                            (Instr. 4)       (Instr. 4)
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
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                              (1)                Common      (1)                         860,721(1)(2)          D
                                                 Stock
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                                                                                          39,494                I      William Mack,
                                                                                                                       Charitable
                                                                                                                       Trust A
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                                                                                          23,875                I      William Mack,
                                                                                                                       4/30/92
                                                                                                                       Trust
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                              (1)                Common      5,095                         8,338                I      Trust
                                                 Stock                                                                 fbo
                                                                                                                       R. Mack (3)
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                              (1)                Common      5,095                         8,338                I      Trust
                                                 Stock                                                                 fbo
                                                                                                                       S. Mack (3)
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                              (4)                Common      (4)                          46,695(4)             D
                                                 Stock
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                                                                                           2,534(4)                    William Mack,
                                                                                                                I      Charitable
                                                                                                                       Trust A
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                                                                                           1,492(4)             I      William Mack,
                                                                                                                       4/30/92
                                                                                                                       Trust
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                              (5)                Common      (5)                             218                I      Trust
                                                 Stock                                                                 fbo
                                                                                                                       R. Mack (3)
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                              (5)                Common      (5)                             218                I      Trust
                                                 Stock                                                                 fbo
                                                                                                                       S. Mack (3)
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

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Explanation of Responses:

(1) The Units of Limited Partnership Interest ("Units") represent interests in Mack-Cali Realty, L.P., a Delaware limited partnership, through which Mack-Cali Realty Corporation conducts its real estate activities. Beginning on December 11, 1998, the Units are redeemable for cash, based upon the fair market value of an equivalent number of shares of Common Stock at the time of such redemption, or, at the election of the Company, shares of Common Stock on a one-for-one basis.
(2) Prior to September 4, 1998, 214,825 of the reporting person's 860,721 Units beneficially owned at that time were contingent and convertible, in whole or in part, into ordinary Units upon the satisfaction by December 11, 1999 of certain conditions relating to certain properties owned by Mack-Cali Realty Corporation. Until such conversion, the contingent Units shall not be entitled to any rights associated with the ordinary Units. As of September 4, 1998, the conditions had been satisfied for the conversion of 38,224 of the reporting person's contingent Units into ordinary Units. As of September 10, 1998, such conditions had been satisfied for the conversion of an additional 29,523 contingent Units into ordinary Units, and accordingly, 147,078 of the reporting persons Units remained contingent.
(3) These securities are held in a trust, of which the reporting person's wife is the trustee, for the benefit of the reporting person's adult son who does not share a household with the reporting person. The securities were acquired by the trust upon the satisfaction of certain conditions relating to the certain properties owned by Mack-Cali Realty Corporation. The reporting person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.
(4) The Series B Preferred Units of Limited Partnership Interest (the "Series B Preferred Units") are immediately convertible into Units. Prior to September 10, 1998, 209 of the reporting person's 46,695 Series B Preferred Units were contingent and convertible, in whole or in part, into ordinary Series B

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).
Reminder:  Report on a separate line for each class of securities beneficially
owned directly or indirectly.                                             (Over)
     (Print or Type Responses)

Preferred Units upon the satisfaction by December 11, 1999 of certain conditions relating to certain properties owned by Mack-Cali Realty Corporation. Until such conversion, the contingent Series Preferred B Units shall not be entitled to any rights associated with the ordinary Series B Preferred Units. As of September 10, 1998, the conditions had been satisfied for the conversion of 209 of the reporting person's contingent Series B Preferred Units into ordinary Series B Preferred Units and, accordingly, none of the reporting person's Series B Preferred Units remained contingent. Currently, the reporting person's 46,695 ordinary Series B Preferred Units are convertible into 1,347,619 Units, the 2,534 Series B Preferred Units held by the Charitable Trust are convertible into 73,131 Units and the 1,492 Series B Preferred Units held by the 4/30/92 Trust are convertible into 43,059 Units. Any Units received upon conversion of Series B Preferred Units shall be redeemable into an equal number of shares of Common Stock beginning on December 11, 2000.
(5) Currently, the 25 Series B Preferred Units are convertible into 722 Units. Any Units received upon conversion of Series B Preferred Units shall be redeemable into an equal number of shares of Common Stock beginning on December 11, 2000.

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.

  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


                                    /s/ William L. Mack            11/10/98
                              -------------------------------  -----------------
                              **Signature of Reporting Person        Date

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
                                                       (Print or Type Responses)